UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
		      Washington, D.C. 20549

		       SCHEDULE 13D/A-3

	  Under the Securities Exchange Act of 1934

		 TOREADOR ROYALTY CORPORATION


		COMMON STOCK $0.15625 PAR VALUE

			   891041 10 5
			  (Cusip Number)


      PETER L. FALB, 33 BROAD STREET, BOSTON, MA  02109

       Telephone: (617) 742-0666; Facsimile (617) 742-2304

   (Name, Address and Telephone Number of Person Authorized to
	       Receive Notices and Communications)

			   July 1, 1996
	 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].























CUSIP No.  891041 10 5

1.        Name of Reporting Person/S.S. or I.R.S. Identification
	  No. of Above Person

	  PETER LAWRENCE FALB         ###-##-####

2.        Check the appropriate box if a member of a group

	  (a) [ ]
	  (b) [X]

3.        SEC Use Only

4.        Source of Funds

	  PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	  [ ]

6.        Citizenship or Place of Organization

	  USA

7.        Sole Voting Power

	  111,000

8.        Shared Voting Power

	  585,800

9.        Sole Dispositive Power

	  111,000

10.       Shared Dispositive Power

	  585,800

11. Aggregate amount beneficially owned by each reporting person

	  696,800

12. Check box if the aggregate amount in Row (11) excludes certain shares
	  [ ]

13.       Percent of class represented by amount in Row (11)

	  13.2%

14.       Type of Reporting Person

	  IN
			Page 2 of 8 Pages

CUSIP No.  891041 10 5

1.        Name of Reporting Person/S.S. or I.R.S. Identification
	  No. of Above Person

	  EDWARD NATHAN DANE          ###-##-####

2.        Check the appropriate box if a member of a group

	  (a) [ ]
	  (b) [X]

3.        SEC Use Only

4.        Source of Funds

	  00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	  [ ]

6.        Citizenship or Place of Organization

	  USA

7.        Sole Voting Power

	  0

8.        Shared Voting Power

	  585,800

9.        Sole Dispositive Power

	  0

10.       Shared Dispositive Power

	  585,800

11. Aggregate amount beneficially owned by each reporting person

	  585,800

12. Check box if the aggregate amount in Row (11) excludes certain shares
	  [ ]

13.       Percent of class represented by amount in Row (11)

	  11.1%

14.       Type of Reporting Person

	  IN
			Page 3 of 8 Pages

CUSIP No.  891041 10 5

1.        Name of Reporting Person/S.S. or I.R.S. Identification
	  No. of Above Person

	  FIRETHORN I LIMITED PARTNERSHIP         04-3064184

2.        Check the appropriate box if a member of a group

	  (a) [ ]
	  (b) [X]

3.        SEC Use Only

4.        Source of Funds

	  00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	  [ ]

6.        Citizenship or Place of Organization

	  MASSACHUSETTS

7.        Sole Voting Power

	  188,000

8.        Shared Voting Power

	  0

9.        Sole Dispositive Power

	  188,000

10.       Shared Dispositive Power

	  0

11. Aggregate amount beneficially owned by each reporting person

	  188,000

12. Check box if the aggregate amount in Row (11) excludes certain shares
	  [ ]

13.       Percent of class represented by amount in Row (11)

	  3.6%

14.       Type of Reporting Person

	  PN
			Page 4 of 8 Pages

CUSIP No.  891041 10 5

1.        Name of Reporting Person/S.S. or I.R.S. Identification
	  No. of Above Person

	  DANE, FALB, STONE & CO., INC.         04-2622331

2.        Check the appropriate box if a member of a group

	  (a) [ ]
	  (b) [X]

3.        SEC Use Only

4.        Source of Funds

	  00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
	  [ ]

6.        Citizenship or Place of Organization

	  MASSACHUSETTS

7.        Sole Voting Power

	  396,000

8.        Shared Voting Power

	  800

9.        Sole Dispositive Power

	  396,000

10.       Shared Dispositive Power

	  800

11. Aggregate amount beneficially owned by each reporting person

	  396,800

12. Check box if the aggregate amount in Row (11) excludes certain shares
	  [ ]

13.       Percent of class represented by amount in Row (11)

	  7.5%

14.       Type of Reporting Person

	  IA
			Page 5 of 8 Pages

CUSIP No.  891041 10 5

     The Schedule 13D previously filed and amended by the undersigned (the "Reporting Persons") with respect to the Common Stock, $.15625 par value, of Toreador Royalty Corporation (the "issuer") is hereby further amended as follows:

Item 3 is amended and restated to read in its entirety as follows:

     Item 3  Source and Amount of Funds or Other
	     Consideration:

	     As to 188,000 shares, portfolio funds of Firethorn I Limited Partnership.

	     As to 111,000 shares, personal funds of
	     Peter L. Falb.

	     As to 396,800 shares, portfolio funds of investment advisees of Dane, Falb, Stone &
	     Co., Inc.

Item 4 is amended and supplemented by the following information:

     Item 4  Purpose of Transaction:

	     All the shares were purchased and are being held for investment purposes. Decreases in the number of shares owned as reported herein from the numbers previously reported are due to a shift of management contracts with two clients. Ownership of the shares is as follows:

	     (a)  Investment advisory clients of Dane,
	     Falb, Stone & Co., Inc. ("DFS"), an investment adviser registered under the Investment
	     Advisers Act of 1940, hold 396,800 shares. Of those shares, DFS has sole voting and dispositive power with respect to 396,000 shares and shared voting and dispositive power with respect to 800 shares. Peter L. Falb and Edward Nathan Dane are the principals and sole stockholders of DFS and to the extent that DFS has the power to vote and dispose of the shares held by its investment advisory clients, they share such power. The acquisition of such 396,800 shares was made in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect.
	     The beneficial ownership by DFS of such shares has properly been reported on Schedule 13G.

	     (b) Mr. Falb owns 111,000 shares directly or indirectly through family members.

			Page 6 of 8 Pages

CUSIP No.  891041 10 5


	     (c) Mr. Dane does not own any shares directly or indirectly through family members or otherwise.

	     (d)  Firethorn I Limited Partnership
	     ("Firethorn I") is a private investment
	     partnership which directly owns 188,000
	     shares.

Item 5 is amended and restated to read in its entirety as follows:

       Item 5(a)

				   Shares
				   Beneficially   Percentage
				   Owned          of Class
				   ------------   -----------
Peter L. Falb                        696,800         13.2%
Edward Nathan Dane                   585,800         11.1
Dane, Falb, Stone & Co., Inc.        188,000          3.6
Firethorn I Limited Partnership      396,800          7.5


	Item 5(a)

				   Sole       Shared   Sole         Shared
				   Voting     Voting   Dispositive  Dispositive
				   Power      Power    Power        Power
				   ---------  -------  -----------  ---------
Peter L. Falb                       111,000   585,800   111,000     585,800
Edward Nathan Dane                     --     585,800      --       585,800
Dane, Falb, Stone  & Co., Inc.      396,000       800   396,000         800
Firethorn I Limited Partnership     188,000     --      188,000        --





















			Page 7 of 8 Pages


CUSIP No.  891041 10 5


			     SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   August 16, 1996              Peter L. Falb

   August 16, 1996              Edward Nathan Dane

				DANE, FALB, STONE & CO., INC.

   August 16, 1996                By: Peter L. Falb, Treasurer

   August 16, 1996                By: Edward Nathan Dane, President

				FIRETHORN I LIMITED PARTNERSHIP

				 By: FIRETHORN II LIMITED PARTNERSHIP,
				      its general partner

				    By: EAGLEROCK CORPORATION, its
					general partner

   August 16, 1996                     By: Peter L. Falb, Treasurer

   August 16, 1996                     By: Edward Nathan Dane, President























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